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           June 21, 2023

       Daniel O'Brien
       President and Principal Financial Officer
       FLEXIBLE SOLUTIONS INTERNATIONAL INC
       6001 54 Ave.
       Taber, Alberta, Canada T1G 1X4

                                                        Re: FLEXIBLE SOLUTIONS
INTERNATIONAL INC
                                                            Form 10-K filed
March 31, 2023
                                                            File No. 001-31540

       Dear Daniel O'Brien:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Industrial Applications and

           Services